Exhibit 99.1

YM BIOSCIENCES APPOINTS DR. NICK GLOVER
AS PRESIDENT AND CHIEF OPERATING OFFICER

MISSISSAUGA, Canada - June 3, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today announced the appointment of Dr. Nick Glover to the newly created position of President and Chief Operating Officer. Dr. Glover will provide broad leadership to the Company and have primary responsibility for its operations and infrastructure, in particular the development and commercialization of YM’s pipeline.

“After the successful merger of Cytopia into YM and with the further support of our investors, we have built YM into a vibrant company with a portfolio of promising late-stage products matched by a strong balance sheet. Given the potential of this outstanding platform, the Board and I believe that this is a critical opportunity in YM’s development to similarly strengthen the leadership of the Company,” said David Allan, Chairman and CEO of YM BioSciences. “Nick’s operational experience, skill-set and leadership style are an ideal fit with YM BioSciences. His experience running a public company, in particular one that conducted international clinical trials in similar cancer indications as nimotuzumab, is a perfect complement for this role. In addition to this expertise, his background in small molecule drug design and his doctoral degree in chemistry are an excellent match for our JAK inhibitor and VDA programs.”

Dr. Glover was formerly the President and Chief Executive Officer at Viventia Biotech Inc., a biopharmaceutical company involved in the discovery and development of monoclonal antibody-based technologies for the treatment of cancer. While at Viventia, Dr. Glover led the strategic development of a novel monoclonal antibody discovery platform, advancing three clinical products including a Phase III antibody for the treatment of advanced head and neck cancer. He has been responsible for all aspects of biotherapeutic development, including GMP manufacturing, and has taken products from discovery, through preclinical development and into global registrational clinical trials, with a specific focus in oncology.

“Leading the Company's efforts to fully exploit the clinical and commercial potential of our solid portfolio of anti-cancer therapeutics while continuing to build upon our promising pipeline will be my principal focus in this role,” said Dr. Nick Glover, President and COO of YM BioSciences. “We have already demonstrated a positive safety and efficacy profile for nimotuzumab, and with the merger of Cytopia into YM, we have also added two potential blockbuster class products in CYT387 and CYT997. I also look forward to working closely with David to continue to build our profile with the investment community.”

In addition to his operational experience, Dr. Glover has a significant background in business development, concluding numerous licensing and partnering agreements in both academia and industry, with organizations such as the University of Cambridge, Micromet AG and Merck KGaA. Prior to joining Viventia, Dr. Glover was an investment manager for a leading venture capital firm. Dr. Glover holds a B.Sc. (Hons) in Chemistry from the University of East Anglia, U.K., a M.Sc. in Chemistry from the University of British Columbia, Canada, and Ph.D. in Chemistry from Simon Fraser University, Canada.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab's anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM's majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology.

The clinical stage products discovered by Cytopia Ltd (YM Australia since January 2010) include the JAK 1/2 inhibitor, CYT387, and the novel VDA molecule, CYT997.  Both were developed internally at Cytopia from research led by Dr. Andrew Wilks who discovered and named the Janus kinases. Cytopia's earlier stage portfolio includes a JAK3 program that was the subject of a research collaboration underwritten by Novartis that concluded in 2009 with any further development residing exclusively with Novartis; an ongoing collaborative research project with the Melbourne-based Cooperative Research Centre for Cancer Therapeutics (CRC CTx) for the development of Cytopia's inhibitors of Focal Adhesion Kinase (FAK), a protein implicated in progression and metastasis of numerous solid tumors; and a novel series of compounds that inhibit the kinase FMS which have been demonstrated to have excellent potency and selectivity. Approximately 4,000 additional novel compounds have been amassed from Cytopia's own research and are being reviewed.

YM's other discovery programs include the Intellimab® platform of uniquely optimized antibodies designed to selectively target cancer cells resulting in improvements to the safety profiles of antibodies and the consequent prospect of their conjugation to highly potent toxins for safe delivery to tumour tissue. YM is also developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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